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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                   CULP, INC.
             (Exact Name of Registrant as Specified in its Charter)



              North Carolina                              56-1001967
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


           101 S. Main Street,
       High Point, North Carolina                        27261-2686
(Address of Principal Executive Offices)                 (Zip Code)


If this Form relates to the              If this Form relates to the
registration of a class of debt          registration of a class of debt
securities and is effective upon         securities and is to become
filing pursuant to General               effective simultaneously with
Instruction A(c)(1) please               the effectiveness of a
check the following box.     |_|         concurrent registration
                                         statement under the Securities
                                         Act of 1933 pursuant to
                                         General Instruction A(c)(2)
                                         please check the following
                                         box.     |_|


          Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                     Each Class is to be Registered

          Common Stock,                            New York Stock Exchange
    par value $.05 per share

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None



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Item 1.   Description of Registrant's Securities to be Registered

         The class of capital stock of the Registrant being registered hereby is the common stock, par value $.05 per share, ("Common Stock"). The Registrant's authorized capital stock consists of 40 million shares of Common Stock and 10 million shares of preferred stock, par value $.05 per share.

         COMMON STOCK

         DIVIDEND RIGHTS. Subject to the rights of the holders of outstanding preferred stock, of which no shares are currently outstanding, holders of the common stock are entitled to receive dividends if and as declared by the Registrant's board of directors, out of funds legally available therefor.

         VOTING RIGHTS. Except as otherwise required by law, holders of the common stock have the exclusive right to vote for the election of directors and for all other purposes, and are entitled to one vote per share.

         LIQUIDATION RIGHTS. Holders of the common stock are entitled in the event of liquidation to share ratably in any assets of the Registrant available for distribution to shareholders after satisfaction of the Registrant's debts and provision for any liquidation preferences on any outstanding preferred stock.

         MISCELLANEOUS. Under the Registrant's Restated Articles of Incorporation, as amended ("Restated Charter"), holders of the Registrant's common stock have no preemptive or subscription rights. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock of the Registrant.

         CLASSIFIED BOARD OF DIRECTORS. The Registrant's bylaws provide that the board of directors shall consist of not less than 9 and not more than 15 members, as determined by resolution of the shareholders. The current number of directors is 11. Pursuant to Article III, Section 2 of the Registrant's bylaws, the board of directors is classified into three classes, as nearly equal in number as possible, each of which serve for a period of three years, with one class being elected each year.

         TWO-THIRDS VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS. The Registrant's Restated Charter provides that the following transactions require the affirmative vote of the holders of at least two-thirds of the shares of the Registrant's capital stock entitled to vote, unless the transaction has been approved by not less than 60% of the directors of the Registrant, in which event the minimum vote requirement would be determined by the North Carolina Business Corporation Act: any merger or consolidation of the Registrant; any sale, lease, exchange or other disposition of all or substantially all of the assets of the Registrant; or any issuance or transfer by the Registrant of its securities as part of an exchange or acquisition of securities or assets of another entity. Additionally, the Restated Charter requires the Registrant's board of directors, when considering such a transaction and in exercising its judgment as to what is in the best interest of the Registrant and its shareholders, to give due consideration to all relevant factors, including without limitation the social and economic effects of the employees,


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customers, suppliers and other constituents of the Registrant and its subsidiaries and on the communities in which the Registrant and its subsidiaries operate or are located. These provisions of the Restated Charter may be amended or rescinded only by the affirmative vote of not less than two-thirds of the shares of capital stock of the Registrant entitled to vote, unless 60% of the board of directors has approved and recommended to the shareholders such amendment or rescission, in which event the amendment or rescission may be approved by a majority of such holders.

         Both the two-thirds vote requirement and the requirement for board consideration of all relevant factors would make more difficult and may discourage a merger, tender offer or proxy contest directed at the Registrant, even if such transaction or occurrence generally is favorable to the interests of shareholders. Indeed, the term "due consideration" allows the board considerable latitude in determining whether to approve a proposed business combination despite a potential for financial improvement to the Registrant and its shareholders.

         Such requirements and the classified board of directors also may delay the assumption of control by a holder of a large block of the Registrant's shares and the removal of incumbent management, even if such removal might be beneficial to shareholders. Moreover, the requirements may deter or delay a future takeover attempt which is not approved by incumbent management, even though a majority of the shareholders may deem such takeover to be in their best interests or in which the shareholders may receive a substantial premium for their shares over the current market value of such shares. By discouraging such takeover attempts, these requirements might have the incidental effect of inhibiting certain changes in management (some or all of whom may be replaced in the course of a change of control) and restricting fluctuations in the market price of the Registrant's shares which may result from actual or rumored takeover attempts.

         In addition, the provisions in the Registrant's charter for a classified board of directors may inhibit the removal of directors, and ultimately incumbent management, even if a majority of shareholders desire to do so. A person who has gained majority voting control of the Registrant would be unable to gain immediate control of the board of directors unless he can obtain sufficient additional votes to amend various provisions of the charter.

         PREFERRED STOCK

         No preferred stock is issued or outstanding and the Registrant has no present plans to issue shares of preferred stock. The Registrant's Board of Directors is empowered to issue one or more series of preferred stock with such rights, preferences and limitations as may be fixed by the Board of Directors without further action by the Registrant's stockholders.


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Item 2.   Exhibits

         The Securities described herein are to be registered on the New York Stock Exchange, an exchange on which no other securities of the Registrant are registered. Accordingly, pursuant to Part II to the Instructions as to Exhibits on Form 8-A, the following exhibits are filed with each copy of this Registration Statement filed with the New York Stock Exchange, but are not filed with, or incorporated by reference in, copies of this Registration Statement filed with the Securities and Exchange Commission.

         1.1 Annual Report of the Registrant on Form 10-K for the year ended April 28, 1996.

         2.1 Quarterly Report of the Registrant on Form 10-Q for the quarter ended July 28, 1996.

         2.2 Quarterly Report of the Registrant on Form 10-Q for the quarter ended October 27, 1996.

         2.3      Current Report on Form 8-K dated May 30, 1996

         2.4      Current Report on Form 8-K dated August 8, 1996

         2.3      Current Report on Form 8-K dated November 6, 1996

         3.1 Proxy Statement of the Registrant, dated July 19, 1996 for the Registrant's Annual Meeting of Shareholders held September 17, 1996.

         4.1      Restated Articles of Incorporation of Registrant, as amended.

         4.2      Bylaws of Registrant, as amended.

         5.1      Specimen certificate evidencing Common Stock of Registrant.

         6.1 1996 Annual Report of the Registrant submitted to the shareholders of the Registrant.




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                             CULP, INC.



                             By:      /s/ Franklin N. Saxon
                                      Franklin N. Saxon
                                      Vice President and Chief Financial Officer

Date:  December 19, 1996

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